

April 10, 2015

Peter Ziparo
General Counsel
Visteon Corporation
One Village Center Drive
Van Buren Township, MI 48111

> **Re:** **Visteon Corporation**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed April 1, 2015**
> **File No. 001-15827**

Dear Mr. Ziparo:

We have reviewed your April 1, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 27, 2015 letter.

Selected Companies Analysis, page 45

1. We note your response to comment 12 in our letter dated March 27, 2015 that UBS did not consider Denso in its selected companies analysis because its comparative degree of independence from customers did not fit the characteristics considered by UBS for such analysis. Please disclose this information in the filing. Please also clarify what is meant by "independence from customers" and explain how Denso differs from the company in this respect.

Litigation and Claims, page 113

2. We note your response to comment 18 in our letter dated March 27, 2015. You state in your response that you have provided disclosure in your periodic SEC reports, including your last Form 10-K, about your voluntary disclosure to OFAC that vehicle HVAC components and systems HVCC Jinan sold to Geely were subsequently resold by Geely

in Cuba and Syria. We have not been able to locate such disclosure in any of your periodic SEC reports. Please advise.

3. Please provide the information requested in comment 18 regarding qualitative materiality. Address specifically Geely's resale in Cuba and Syria of products sold to Geely by your indirect subsidiary HVCC Jinan. Please also tell us when the sales to Greely and the resales in Cuba and Syria occurred.

You may contact John Stickel at (202) 551-3324 or me at (202) 551-3611 if you have questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director

cc: Shilpi Gupta, Esq.